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                                                            OMB APPROVAL
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                       UNITED STATES                  OMB Number: 3235-0145
            SECURITIES AND EXCHANGE COMMISSION       Expires: February 28, 2009
                  WASHINGTON, D.C. 20549              Estimated average burden
                                                     Hours per response...14.5
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*



                           DYNCORP INTERNATIONAL INC.
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                                (Name of Issuer)

                      Class A common stock, $0.01 par value
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                         (Title of Class of Securities)

                                   26817C 101
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                                 (CUSIP Number)

Robert B. McKeon                                with a copy to:
Veritas Capital Management II, L.L.C            Michael R . Littenberg, Esq.
590 Madison Avenue                              Benjamin M. Polk, Esq.
41st Floor                                      Schulte Roth & Zabel LLP
New York, NY 10022                              919 Third Avenue
Telephone: (212) 688-0020                       New York, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2009
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN
        THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                      CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

--------------------------                              -------------------
CUSIP NO. 26817C 101                                    Page 2 of 8 Pages
--------------------------                              -------------------

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert B. McKeon
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                  (b)  [X]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                    7      SOLE VOTING POWER
NUMBER OF
                           255,300
SHARES           ---------------------------------------------------------------
                    8      SHARED VOTING POWER
BENEFICIALLY
                           32,000,000 (see Item 5)
OWNED BY         ---------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER
EACH
                           255,300
REPORTING        ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
PERSON WITH
                           32,000,000 (see Item 5)
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       32,255,300 (see Item 5)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.6% (see Item 5)
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14     TYPE OF REPORTING PERSON*

       IN
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

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CUSIP NO. 26817C 101                                    Page 3 of 8 Pages
--------------------------                              -------------------

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       DIV Holding LLC
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                  (b)  [X]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                    7      SOLE VOTING POWER
NUMBER OF
                           0
SHARES           ---------------------------------------------------------------
                    8      SHARED VOTING POWER
BENEFICIALLY
                           32,000,000 (see Item 5)
OWNED BY         ---------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER
EACH
                           0
REPORTING        ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
PERSON WITH
                           32,000,000 (see Item 5)
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       32,000,000 (see Item 5)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.1% (see Item 5)
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14     TYPE OF REPORTING PERSON*

       OO
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

--------------------------                              -------------------
CUSIP NO. 26817C 101                                    Page 4 of 8 Pages
--------------------------                              -------------------

The Schedule 13D filed by Robert B McKeon on May 15, 2006 relating to shares ("Shares") of the Class A common stock, par value $0.01("Common Stock"), of DynCorp International Inc. (the "Company") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D ("Amendment No. 1").

ITEM 1.     SECURITY AND ISSUER.
            Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows.

            This statement on Schedule 13D relates to shares of the Class
A common stock, par value $0.01, of the Company. The Company's principal executive offices are located at 3190 Fairview Park Drive, Suite 700, Falls Church, Virginia 22042.

ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

            (a) This statement is filed by:

                    (i) DIV Holding LLC ("DIV Holding") in connection with Shares owned directly by it; and

                    (ii) Robert B. McKeon in connection with Shares owned
                         directly by him and Shares owned by DIV Holding, as more fully described in Item 5 below.

            DIV Holding and Robert B. McKeon are referred to herein collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are making a joint filing pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because, by reason of their relationship as described herein, they may be deemed to be a "group" and "deemed to have acquired beneficial ownership" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act with respect to acquiring, holding and disposing of Shares.

            (b) The address of the principal business and principal office of each of the Reporting persons is c/o Veritas Capital, 590 Madison Avenue, 41st Floor, New York, New York 10022.

            (c) The principal business of DIV Holding is to serve as a holding company for an investment in the Company by the members of DIV Holding. The principal occupation of Robert B. McKeon is to serve as President and managing member of Veritas Capital Management II, L.L.C., a Delaware limited liability company ("Veritas Capital Management") and other affiliated management companies.

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CUSIP NO. 26817C 101                                    Page 5 of 8 Pages
--------------------------                              -------------------

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) DIV Holding is a limited liability company formed under the laws of the State of Delaware. Robert B. McKeon is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended to include the following:

            In addition, since the initial public offering of the Company, Robert McKeon has directly purchased 255,300 Shares with funds from his personal account.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended to include the following:

            On February 13, 2009, DIV Holding, entered into a pre-arranged, non-discretionary stock trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Plan"). Up to 6,000,000 Shares held by DIV may be sold pursuant to the Plan, subject to the terms and conditions thereof. The Plan terminates on June 9, 2010.

            Other than as set forth herein, the Reporting Persons have no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

            Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            (a) The aggregate percentage of shares reported owned beneficially by each Reporting Person is based upon 57,000,000 Shares outstanding, which reflects the Shares issued and outstanding as reported in the Company's Form 10-Q filed February 10, 2009.

                (i) DIV Holding owns directly 32,000,000 Shares, constituting approximately 56.1% of Shares outstanding. DIV Holding disclaims beneficial ownership of Shares other than those owned directly by it.

                (ii) Robert B. McKeon owns directly 255,300 Shares.  By reason of the provisions of Rule 13d-3 of the Exchange Act, Robert B. McKeon may be deemed to own

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CUSIP NO. 26817C 101                                    Page 6 of 8 Pages
--------------------------                              -------------------

beneficially 32,255,300 Shares, constituting approximately 56.6% of Shares issued and outstanding, of which 32,000,000 Shares are owned directly by DIV Holding.

            (b) DIV Holding has the power to dispose of and the power to vote Shares directly owned by it, which power may be exercised by its manager, The Veritas Capital Fund II, L.P., a Delaware limited partnership ("Veritas L.P."). Veritas Capital Management is the general partner of Veritas L.P. Robert B. McKeon, is the managing member of Veritas Capital Management. Thus, for the purposes of Rule 13d-3 of the Exchange Act, Robert B. McKeon may be deemed to beneficially own 32,255,300 shares of Class A Common Stock, or 56.6% of the Shares issued and outstanding, of which 32,000,000 Shares are owned by DIV Holding and 255,300 Shares are owned directly by him. Robert B. McKeon disclaims beneficial ownership of Shares, except to the extent of his direct ownership and his indirect pecuniary interest in DIV Holding.

            (c) Other than the transaction described in Item 4, during the past sixty days, there were no transactions in Shares, or securities convertible into exercisable for or exchangeable for Shares, by the Reporting Persons.

            (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares owned by them.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            Item 6 of the Schedule 13D is hereby amended to include the following:

            On February 13, 2009, DIV Holding entered into the Plan described in
Item 4 above. The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 23, 2009, attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1 Joint Filing Agreement, dated February 23, 2009, as required by Rule 13d-1(j) under the Exchange Act.

--------------------------                              -------------------
CUSIP NO. 26817C 101                                    Page 7 of 8 Pages
--------------------------                              -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009


                                          /s/ Robert B. McKeon
                                          ------------------------
                                          ROBERT B. MCKEON



                                          DIV HOLDING LLC
                                          By: The Veritas Capital Fund II, L.P.,
                                          its manager


                                          By: /s/ Robert B. McKeon
                                              --------------------

--------------------------                              -------------------
CUSIP NO. 26817C 101                                    Page 8 of 8 Pages
--------------------------                              -------------------

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 23, 2009


                                          /s/ Robert B. McKeon
                                          ------------------------
                                          ROBERT B. MCKEON



                                          DIV HOLDING LLC
                                          By: The Veritas Capital Fund II, L.P.,
                                          its manager


                                          By: /s/ Robert B. McKeon
                                              --------------------